SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549



SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)


		     Radius Health, Inc.

	Common Stock, par value $0.0001 per share
(Title of Class of Securities)

	   750469207
(CUSIP Number)

Brookside Capital Partners Fund, L.P.
John Hancock Tower
200 Clarendon Street
Boston, Massachusetts 02116
(617) 516-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2015
 (Date of Event Which Requires Filing of This Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

 (Continued on following pages)

(Page 1 of 6 Pages)




CUSIP No. 87612C100

13D/A

Page 2 of 6 Pages


1.

NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Brookside Capital Partners Fund, L.P.
    EIN No.: 04-3313066

2.


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP





(a)

(b)  ?


3.

SEC USE ONLY


4.

SOURCE OF FUNDS

WC

5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED			?
PURSUANT TO ITEM 2(d) or 2(e)

6.

CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7.


SOLE VOTING POWER
0 shares


8.


SHARED VOTING POWER
 836,187 (1)


9.


SOLE DISPOSITIVE POWER
0 shares


10.


SHARED DISPOSITIVE POWER
 836,187  (1)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
836,187 shares of Common Stock (1)

12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN		?
SHARES

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.954%

14.

TYPE OF REPORTING PERSON
	 PN
(1) Consists of 717,469 shares of Common Stock, owned by Brookside Capital Partners Fund, L.P. and includes 118,718 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock owned by Brookside Capital Partners Fund, L.P. The percentage is calculated based upon 42,786,322 shares of outstanding Common Stock being deemed issued and outstanding, as reported in the Issuer's Form 10-Q dated August 6, 2015. EXPLANATORY NOTE

This Amendment No. 6 to Schedule 13D ("Amendment No. 5"), filed with the SEC on February 1, 2012 (the "Original Schedule 13D") on behalf of the following (collectively, the "Reporting Persons"): (1) Brookside
 Capital Partners Fund, L.P., a Delaware limited partnership ("Partners Fund"), whose sole general partner is Brookside Capital Investors, L.P.
, a Delaware limited partnership ("Brookside Investors"), whose sole general partner is Brookside Capital Management, LLC, a Delaware limited liability company ("Brookside Management"); (2) Brookside Capital
Trading Fund, L.P., a Delaware limited partnership ("Trading Fund"), whose sole general partner is Brookside Capital Investors II, L.P., a Delaware limited partnership ("Brookside Investors II"), whose sole general partner is Brookside Management and (3) Brookside Capital Partners Fund III, L.P., a Delaware limited partnership
("Partners Fund III"), whose sole general partner is Brookside Capital Investors III, L.P., a Delaware limited partnership ("Brookside Investors III"), whose sole general partner is Brookside Management, is filed to reflect the percentage change in the Reporting Persons' beneficial ownership with respect to shares of capital stock of Radius Health, Inc. (the "Issuer"). This Amendment No.6 amends and supplements the Original Schedule 13D only to the extent provided herein and all other items in the Original Schedule 13D remain unchanged.


Item 2.	Identity and Background

The principal business address of each of the Partners Fund, the Trading Fund, Partners Fund III, Brookside Investors, Brookside Investors II, Brookside Investors III and Brookside Management is c/o Brookside Capital, LLC, John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

Each of the Partners Fund, Trading Fund, Partners Fund III, Brookside Investors, Brookside Investors II, Brookside Investors III and Brookside
 Management is organized under the laws of the State of Delaware.


Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Issuer's securities w as the working capital of the Reporting Persons.


Item 4. 	Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:

On August 12, 2015 Partners Fund sold 43,796 shares of Common Stock of the Issuer, on September 28, 2015, Partners Fund sold 34,500 shares of Common Stock of the Issuer and on September 29,
 2015, Partners Fund sold 28,800 shares of Common Stock of the Issuer (collectively, "Sales"). The Sales were open market transactions. Please see Item 5(c) below.

Item 5.	Interest in Securities of the Company

Item 5 is amended and restated in its entirety as follows:



(a) - (b) The Partners Fund beneficially owns 836,187 shares of
Common Stock, which includes 717,469 shares of Common Stock held and 118,718 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock, representing 1.95% of the Issuer's outstanding Common Stock, Trading Fund beneficially owns 1,271,398 shares of Common Stock, representing 2.97% of the Issuer's outstanding Common Stock, and the Partners Fund III beneficially owns 30,104 shares of Common Stock, representing 0.07% of the Issuer's outstanding Common Stock. Collectively, the Reporting Persons beneficially own 2,137,689 shares of Common Stock, representing 4.99% of the Issuer's outstanding Common Stock. The percentage is calculated based upon 42,786,322 shares of outstanding Common Stock being deemed issued and outstanding, as reported in the Issuer's Form 10-Q dated August 6, 2015.Brookside Investors, as the sole general partner of the
Partners Fund, may be deemed to share voting and dispositive power with respect to 836,187 shares of Common Stock currently held by the Partners
Fund, which includes 717,469 shares of Common Stock held and 118,718 shares of Common Stock that may be issued upon the exercise of warrants to purchase Common Stock, representing 1.95% of the shares of the Issuer's outstanding
Common Stock. Brookside Investors II, as the sole general partner of the Trading Fund, may be deemed to share voting and dispositive power with respect to 1,271,398 shares of Common Stock currently held by the Trading Fund, representing approximately 2.97% of the Issuer's outstanding Common Stock. Brookside Investors III, as the sole general partner of the Partners Fund III, may be deemed to share voting and dispositive power with respect to 30,104 shares of Common Stock currently held by the Partners Fund III, representing approximately 0.07% of the Issuer's outstanding Common Stock.
The filing of this Statement shall not be construed as an admission that Brookside Investors, Brookside Investors II and Brookside Investors III are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owners of such shares held by the Partners Fund, the Trading Fund and Partners Fund III.Brookside Management, as the sole general partner of
 Brookside Investors, Brookside Investors II and Brookside Investors
III, may be deemed to share voting and dispositive power with respect to 2,137,689 shares of Common Stock currently held by the Reporting Persons, representing 4.99% of the shares of Common Stock outstanding. The filing of this Statement shall not be construed as an admission that Brookside Management is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the Reporting Persons.

(c) The following is a list of the Sales in multiple open market transactions:
Entity
Transaction
Type
Date of
Transaction
Number
of Shares
Price Per
Share
Brookside Capital Partners Fund, L.P.
Sale
08/12/15
43,796
65.18
Brookside Capital Partners Fund, L.P.
Sale
9/28/15
34,500
62.05
Brookside Capital Partners Fund, L.P.
Sale
9/29/15
28,800
66.17





(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. 	Contracts, Arrangements, Understandings or Relationships with
 Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Brookside Fund is a party to the Fifth Amended and Restated Stockholders' Agreement, dated as of April 24, 2014, by and among the Issuer and the stockholders party thereto, which is attached as Exhibit 4.1 in the Issuer's
 Form 10-Q filed with the Securities and Exchange Commission on March 10,
 2015 and incorporated by reference herein and grants the parties thereto certain resale, demand and piggyback registration rights as set forth therein.

Item 7. 	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit 3 		Fifth Amended and Restated Stockholders'
Agreement, dated as of April 24, 2014, by and among the Issuer and the stockholders party thereto (incorporated by reference from Exhibit 4.1 in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on March 10, 2015).


SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 30, 2015


                          BROOKSIDE CAPITAL PARTNERS FUND, L.P.
                                By: Brookside Capital Investors, L.P.
                    			Its general partner
                    		By: Brookside Capital Management, LLC
                    			Its general partner


                               	By:    /s/ William E. Pappendick IV
                          Name: William E. Pappendick IV
                          Title: Managing Director














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